Exhibit (k)(4)

CAZ GP STAKES FUND
CLASS F SHARES
AMENDED AND RESTATED EXPENSE SUPPORT AGREEMENT

THIS AMENDED AND RESTATED EXPENSE SUPPORT AGREEMENT (the “Agreement”) is effective as of the [ ] day of [ ], 2025, by and between CAZ GP STAKES FUND, a Delaware statutory trust (the “Fund”), and the investment adviser of such Fund, CAZ GP STAKES ADVISER LLC (the “Adviser”).

WHEREAS, the Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”) as a closed-end management investment company;

WHEREAS, the Adviser renders advice and services to the Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Fund and the Adviser dated as of the [ ] day of [ ] 2025 (the “Investment Advisory Agreement”); and

WHEREAS, the Fund’s Board of Trustees (the “Board”) and the Adviser have determined that it is appropriate and in the best interests of the Fund to limit the expenses of Class F Shares of the Fund and, therefore, have entered into this Agreement in order to maintain the Fund’s Class F expenses as set forth herein;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1.   Definition. For purposes of this Agreement, the term “Expenses” with respect to Class F Shares of the Fund, is defined to include all expenses of every character of the Fund incurred in connection with Class F Shares except (1) management fees paid under the Investment Advisory Agreement; (2) taxes; (3) acquired fund fees and expenses; and (4) custody fees. For the avoidance of doubt, the term “Expense” includes the Fund’s organizational and initial offering costs.

2.   Reimbursement of Expenses. The Adviser hereby agrees to reimburse a portion of Class F’s total annual Expenses equal to: (x) 0.30% of Class F’s average daily net assets, on an annualized basis, if Class F’s total net assets are less than $100,000,000; (y) 0.40% of Class F’s average daily net assets, on an annualized basis, if Class F’s total net assets are equal to or greater than $100,000,000 but less than $250,000,000; and (z) 0.50% of Class F’s average daily net assets, on an annualized basis, if Class F’s total net assets are greater than $250,000,000. The amount of such reimbursement shall be calculated daily and paid monthly. By way of example, if Class F’s average daily net assets are below $100,000,000 in Month 1 but above $250,000,000 in Month 2, the Adviser would make a payment of (i) 0.025% of Class F’s average daily net assets to the Fund as reimbursement for Month 1; and (ii) 0.04166% of Class F’s average daily net assets to the Fund as reimbursement for Month 2.

3.   Term. This Agreement shall become effective on the date first above written and shall remain in effect for at least one year from the effective date of the Fund's registration statement unless sooner terminated as provided in Section 4 of this Agreement, and shall continue in effect for successive twelve-month periods provided that such continuance is consented to by the Adviser and specifically approved at least annually by a majority of the Trustees of the Fund.

4.   Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Fund, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees of the Fund. This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.

5.   Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

6.   Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

7.   Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the 1940 Act and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

CAZ GP STAKES FUND		CAZ GP STAKES ADVISER LLC

By:		By:
Name:	Christopher A. Zook	Name:	Christopher A. Zook
Title:	Trustee, President, and Chief Executive Officer	Title:	Trustee, President, and Chief Executive Officer